Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED JULY 1, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 1 dated May 2, 2013, Supplement No. 2 dated May 17, 2013, Supplement No. 3 dated May 24, 2013, Supplement No. 4 dated June 3, 2013 and Supplement No. 5 dated June 14, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments; and
(3)	summary financial data and pro forma financial statements (unaudited) relating to our acquisition of an office building located in Seattle, Washington (the F5 Property).
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of June 2013, we accepted investors’ subscriptions for, and issued, approximately 10.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $106.6 million. As of June 28, 2013, we had accepted investors’ subscriptions for, and issued, approximately 59.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $595.6 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus and "Investment Objectives and Policies — Real Property Investments" beginning on page 104 of the prospectus.
As of June 28, 2013, we, through separate wholly-owned limited liability companies and limited partnerships, owned 35 properties located in 17 states, consisting of approximately 5.6 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired three properties between June 13, 2013 and June 28, 2013 for an aggregate purchase price of $141.2 million, consisting of approximately 681,000 gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $2.8 million.

Summary Financial Data and Pro Forma Financial Statements (Unaudited)
The prospectus is supplemented to add the following financial data, which was filed with the Securities and Exchange Comimission in an amended current report on Form 8-K/A on June 21, 2013.

INDEX TO SUMMARY FINANCIAL DATA AND PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

Summary Financial Data of the Property Acquired
F5 Networks - Seattle, WA
Summary Financial Data Regarding F5 Networks, Inc.	FS-1

Pro Forma Financial Statements (Unaudited) of Cole Corporate Income Trust, Inc. (the Company)
Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of March 31, 2013	FS-2

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the three months ended
March 31, 2013	FS-3

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the year ended December 31, 2012	FS-4

Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)	FS-5

SUMMARY FINANCIAL DATA
F5 NETWORKS, INC.

We have acquired the F5 Property, which is leased to F5 Networks, Inc. (F5 Networks):

		Year	Purchase	Square
Property Location	Date Acquired	Built	Price	Feet
Seattle, WA	April 4, 2013	2000	$142,500,000	299,643
In evaluating the F5 Property as a potential acquisition, including the determination of the appropriate purchase price for the F5 Property, the Company considered a variety of factors, including the condition and financial performance of the property; the terms of the existing lease and the creditworthiness of the tenant; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions. After reasonable inquiry, the Company is not aware of any material factors relating to the F5 Property, other than the factors disclosed herein, that would cause the reported financial information not to be indicative of future operating results.
Because the F5 Property is 100% leased on a long-term basis under a net lease whereby substantially all of the operating costs are the responsibility of the tenant, the Company believes that the financial condition and results of operations of the tenant, F5 Networks, are more relevant to investors than the financial statements of the F5 Property, and will enable investors to evaluate the creditworthiness of the tenant. Additionally, because the F5 Property is subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the Securities and Exchange Commission (the SEC), please refer to the following financial information of the tenant of the acquired property:
For financial information for the quarterly period ended March 31, 2013 and for the fiscal year ended September 30, 2012, refer to the Quarterly Report on Form 10-Q filed by F5 Networks with the SEC on May 9, 2013 and the Annual Report on Form 10-K filed by F5 Networks with the SEC on November 21, 2012, respectively, which are publicly available on the SEC's web site, http://www.sec.gov.

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of March 31, 2013
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is presented as if the Company had acquired the F5 Property on March 31, 2013.
This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of March 31, 2013 should be read in conjunction with the Company’s historical financial statements and notes thereto for the three months ended March 31, 2013, included in the Company's Quarterly Report on Form 10-Q, filed effective as of May 14, 2013 with the SEC. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is not necessarily indicative of what the actual financial position would have been had the Company completed the acquisition of the F5 Property on March 31, 2013, nor does it purport to represent its future financial position. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) only includes the impact of the acquisition of the F5 Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	March 31, 2013	Acquisition		Pro Forma as of
	As Reported	Pro Forma Adjustments		March 31, 2013
	(a)
ASSETS
Investment in real estate assets:
Land	$38,203	$30,801	(b)	$69,004
Buildings and improvements	297,702	101,774	(b)	399,476
Acquired intangible lease assets	47,382	9,617	(b)	56,999
Total investment in real estate assets, net	383,287	142,192		525,479
Cash and cash equivalents	18,037	(3,101)	(c)	14,936
Restricted cash	1,407	—		1,407
Rents and tenant receivables	1,538	—		1,538
Property escrow deposits, prepaid expenses and other assets	3,879	—		3,879
Deferred financing costs	4,168	446	(d)	4,614
Total assets	$412,316	$139,537		$551,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable	$146,400	$142,500	(e)	$288,900
Accounts payable and accrued expenses	3,026	—		3,026
Escrowed investor proceeds	1,098	—		1,098
Due to affiliates	1,264	—		1,264
Acquired below market lease intangibles	11,879	—		11,879
Distributions payable	1,497	—		1,497
Deferred rental income and other liabilities	1,266	—		1,266
Total liabilities	166,430	142,500		308,930
Commitments and contingencies
Redeemable common stock	3,452	—		3,452
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000,000 shares authorized, 29,507,542 shares issued and outstanding	295	—		295
Capital in excess of par value	260,503	—		260,503
Accumulated distributions in excess of earnings	(18,364)	(2,963)	(f)	(21,327)
Total stockholders’ equity	242,434	(2,963)		239,471
Total liabilities and stockholders’ equity	$412,316	$139,537		$551,853
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Three Months Ended March 31, 2013
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the F5 Property on January 1, 2012.
This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the three months ended March 31, 2013, included in the Company’s Quarterly Report on Form 10-Q, filed effective as of May 14, 2013 with the SEC. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what actual results of operations would have been had the Company completed the acquisition of the F5 Property on January 1, 2012, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the impact of the acquisition of the F5 Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Three Months Ended March 31, 2013 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Three Months Ended March 31, 2013
	(a)	(b)
Revenues:
Rental and other property income	$6,232	$2,449	(c)	$8,681
Tenant reimbursement income	1,240	756	(d)	1,996
Total revenue	7,472	3,205		10,677

Expenses:
General and administrative expenses	663	—		663
Property operating expenses	1,256	756	(e)	2,012
Advisory fees and expenses	680	267	(f)	947
Acquisition related expenses	3,756	—		3,756
Depreciation	1,846	850	(g)	2,696
Amortization	831	258	(g)	1,089
Total operating expenses	9,032	2,131		11,163
Operating (loss) income	(1,560)	1,074		(486)

Other income (expense):
Interest and other income	5	—		5
Interest expense	(1,749)	(1,143)	(h)	(2,892)
Total other expense	(1,744)	(1,143)		(2,887)
Net loss	$(3,304)	$(69)		$(3,373)

Weighted average number of common shares outstanding:
Basic and diluted	22,357,817	—		22,357,817

Net loss per common share:
Basic and diluted	$(0.15)	$—		$(0.15)
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Year Ended December 31, 2012
(in thousands, except share and per share amounts)

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the F5 Property on January 1, 2012.
This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the year ended December 31, 2012, included in the Company's Annual Report on Form 10-K, filed effective as of March 28, 2013 with the SEC. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what actual results of operations would have been had the Company completed the acquisition of the F5 Property on January 1, 2012, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the impact of the acquisition of the F5 Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Year Ended December 31, 2012 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2012
	(a)	(b)
Revenues:
Rental and other property income	$5,792	$9,798	(c)	$15,590
Tenant reimbursement income	1,680	3,024	(d)	4,704
Total revenue	7,472	12,822		20,294

Expenses:
General and administrative expenses	965	—		965
Property operating expenses	1,738	3,024	(e)	4,762
Acquisition related expenses	6,196	—		6,196
Depreciation	1,730	3,400	(f)	5,130
Amortization	801	1,032	(f)	1,833
Total operating expenses	11,430	7,456		18,886
Operating (loss) income	(3,958)	5,366		1,408

Other income (expense):
Interest and other income	51	—		51
Interest expense	(1,394)	(4,567)	(g)	(5,961)
Total other expense	(1,343)	(4,567)		(5,910)
Net (loss) income	$(5,301)	$799		$(4,502)

Weighted average number of common shares outstanding:
Basic and diluted	7,260,959	—		7,260,959

Net loss per common share:
Basic and diluted	$(0.73)	$—		$(0.62)
See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes to Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of March 31, 2013
a.    Reflects the Company’s historical balance sheet as of March 31, 2013.
b.    Reflects the preliminary allocation of the purchase price related to the acquisition of the F5 Property, which is preliminary and subject to change. The purchase price of the F5 Property of $142.5 million was offset by a $308,000 credit received at closing to arrive at the preliminary purchase price allocation.
c.    Represents cash paid for financing and acquisition-related costs associated with the purchase of the F5 Property.
d.    Represents the Company’s loan costs related to the debt incurred to purchase the F5 Property.
e.    Represents the Company’s borrowings incurred on its secured revolving credit facility (the Credit Facility) and additional mortgage debt (the Mortgage Note) incurred to finance the purchase of the F5 Property. The Credit Facility provides for up to $400.0 million of borrowings pursuant to a credit agreement. The Credit Facility will bear interest at rates depending on the type of loan specified, which at the time of the F5 Property acquisition was 2.70% for Eurodollar rate loans and 4.75% for floating rate loans. The Mortgage Note bears interest at a fixed rate of 3.55% and matures on May 1, 2023.
f.    Adjustment reflects the expensing of acquisition-related costs as required under generally accepted accounting principles. The amount represents costs incurred to complete the acquisition of the F5 Property, including title, legal, accounting and acquisition-related costs.
Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Three Months Ended March 31, 2013
a.    Reflects the Company’s historical results of operations for the three months ended March 31, 2013.
b.    In connection with the purchase of the F5 Property, the Company incurred $3.0 million of acquisition-related transaction costs, which have been excluded from the Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the three months ended March 31, 2013, as these amounts represent non-recurring charges.
c.    Represents the straight-line rental revenue in accordance with the lease agreement of the F5 Property.
d.    Represents tenant reimbursement income for operating expenses, including property taxes, maintenance, and insurance, for the F5 Property. The amount is an estimate based on historical operating results of the property.
e.    Reflects the property operating expenses for the F5 Property, including property taxes, maintenance, and insurance, which are paid by the Company and reimbursed by F5 Networks. The amount is an estimate based on historical operating results of the property.
f.    Represents the advisory fee paid to an affiliate, which is calculated based on an annualized rate of 0.75% of the Company's average invested assets. The advisory fee was calculated based on the purchase price of the F5 Property.
g.    Represents depreciation and amortization expenses for the F5 Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
h.    Represents interest expense and deferred financing cost amortization associated with the borrowings on the Credit Facility and the Mortgage Note incurred to finance the acquisition of the F5 Property.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2012
a.    Reflects the Company’s historical results of operations for the year ended December 31, 2012.
b.    In connection with the purchase of the F5 Property, the Company incurred $3.0 million of acquisition-related transaction costs, which have been excluded from the Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the year ended December 31, 2012, as these amounts represent non-recurring charges.
c.    Represents the straight-line rental revenue in accordance with the lease agreement of the F5 Property.
d.    Represents tenant reimbursement income for operating expenses, including property taxes, maintenance, and insurance, for the F5 Property. The amount is an estimate based on historical operating results of the property.
e.    Reflects the property operating expenses for the F5 Property, including property taxes, maintenance, and insurance, which are paid by the Company and reimbursed by F5 Networks. The amount is an estimate based on historical operating results of the property.
f.    Represents depreciation and amortization expenses for the F5 Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
g.    Represents interest expense and deferred financing cost amortization associated with the borrowings on the Credit Facility and the Mortgage Note incurred to finance the acquisition of the F5 Property.

CCIT-SUP-06D